PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Supplement dated June 7, 2024,	Registration No. 333-269493

Prospectus Supplement dated April 8, 2024

and Prospectus dated February 8, 2023)

Up to $1,347,000

Class A Common Stock

This Prospectus Supplement amends and supplements the information in the prospectus supplement, dated June 7, 2024, and the prospectus supplement, dated April 8, 2024 (together, the “ATM Prospectus Supplements”), relating to the offer and sale of shares of our Class A common stock, par value $0.001 per share, having an aggregate offering price of up to $1,347,000 pursuant to the terms of that certain At the Market Offering Agreement (the “Sales Agreement”), dated February 1, 2023, with H.C. Wainwright & Co., LLC (“Wainwright”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplements and accompanying prospectus thereto, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus Supplements and accompanying prospectus thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus Supplements and accompanying prospectus thereto, and any future amendments or supplements thereto.

As of October 9, 2024, the aggregate market value of our outstanding Class A common stock held by non-affiliates (“public float”) was approximately $48.9 million based on 3,382,251 shares of outstanding Class A common stock held by non-affiliates as of such date, at a price of $14.45 per share on August 14, 2024, which was the highest closing sale price of our Class A common stock on The Nasdaq Capital Market within 60 days of the filing date of this Prospectus Supplement. During the prior 12 calendar month period that ends on and includes the date of this Prospectus Supplement, we have offered and sold 1,368,424 shares of Class A common stock for approximately $14.9 million pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on the registration statement, of which this Prospectus Supplement is a part, in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus Supplements to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement under General Instruction I.B.6. As a result of these limitations, we may currently only offer and sell shares of our Class A common stock having an aggregate offering price of up to $1,347,569 pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are registering the offer and sale of up to $1,347,000 of shares of our Class A common stock. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the Sales Agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3.

Our Class A common stock is listed on The Nasdaq Capital Market under the symbol “KSCP”. On October 10, 2024, the last reported sale price of our Class A common stock on The Nasdaq Capital Market was $6.70 per share.

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-4 of the ATM Prospectus Supplements and in the documents incorporated by reference in the ATM Prospectus Supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the ATM Prospectus Supplements and accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is October 11, 2024.